United States securities and exchange commission logo





                           May 1, 2020

       Fabian Monaco
       President and Director
       Wolverine Partners Corp.
       77 King Street West, Suite 400
       Toronto-Dominion Centre
       Toronto, ON M5K 0A1 Canada

                                                        Re: Wolverine Partners
Corp.
                                                            Draft Offering
Statement on Form 1-A
                                                            Submitted April 28,
2020
                                                            CIK No. 0001810254

       Dear Mr. Monaco:

               Our initial review of your draft offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically, your offering statement does not include audited financial statements for the fiscal year ended December 31, 2019 or an auditor's report as required by paragraph (c) of Part F/S of
       Form 1-A.

              We will provide more detailed comments relating to your draft offering statement following our review of a substantive amendment that addresses these deficiencies.

                                                        Please contact Irene
Paik at 202-551-6553 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Frank Borger Gilligan